Free Writing Prospectus
Filed Pursuant to Rule 433

Registration Number 333-180342

Final Term Sheet

4.375% Notes due August 6, 2023

Issuer:	Ford Motor Credit Company LLC

Size:	$1,000,000,000

Maturity:	August 6, 2023

Trade Date:	August 1, 2013

Coupon:	4.375%

Benchmark Treasury:	1.750% due May 2023

Benchmark Treasury Yield and Price:	2.712%; 91-25

Yield to Maturity:	4.492%

Spread to Benchmark Treasury:	+178 basis points

Settlement Date:	August 6, 2013 (T+3)

Price to Public:	99.066% of principal amount

Proceeds (Before Expenses) to Issuer:	$986,160,000 (98.616%)

Interest Payment Dates:	Semi-annually on each August 6 and February 6, beginning February 6, 2014

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. HSBC Securities (USA) Inc. Morgan Stanley & Co. LLC
Co-Managers:	Banco Bradesco BBI S.A. BB Securities Limited SMBC Nikko Securities America, Inc.

CUSIP/ISIN:	345397WK5 / US345397WK59

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling Barclays Capital Inc., toll-free at 1-888-603-5847; Citigroup Global Markets Inc., toll-free at 1-800-831-9146; HSBC Securities (USA) Inc., toll-free at 1-866-811-8049 or Morgan Stanley & Co. LLC, toll free at 1-866-718-1649.